Exhibit (a)(1)(C)

Offer to Purchase

All Outstanding Shares of Common Stock

of

Radius Health, Inc.

at

$10.00 per share, net in cash, plus one non-transferable contingent value right per share, which represents the right to receive a contingent cash payment of $1.00 upon the achievement of a specified milestone,

Pursuant to the Offer to Purchase, dated July 13, 2022

by

Ginger Merger Sub, Inc.

a wholly owned subsidiary of

Ginger Acquisition, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, AT THE END OF THE DAY ON AUGUST 10, 2022 UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

July 13, 2022

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Ginger Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ginger Acquisition, Inc., a Delaware corporation (“Parent”), and Parent have appointed Innisfree M&A Incorporated to act as the information agent in connection with Purchaser’s offer to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Radius Health, Inc., a Delaware corporation (“Radius”), in exchange for (x) an amount in cash equal to $10.00, without interest and less applicable tax withholdings (the “Cash Consideration”), and (y) one contractual contingent value right (a “CVR”) that will represent the right to receive a contingent payment of $1.00 (without interest thereon) upon the achievement of a specified milestone (the Cash Consideration and one CVR, collectively, the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated as of July 13, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF RADIUS HAS UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at one minute after 11:59 p.m., Eastern Time, at the end of the day on August 10, 2022, which is the date that is 20 business days after the commencement of the Offer (the “Expiration Time”), unless Purchaser has extended the Offer pursuant to and in accordance with the Agreement and Plan of Merger, dated as of June 23, 2022, by and among Parent, Purchaser and Radius (as it may be amended from time to time, the “Merger Agreement”) (in which event the “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, enclosed herewith are copies of the following documents:

1.	Offer to Purchase, dated as of July 13, 2022;

2.	Letter of Transmittal to be used by stockholders of Radius in accepting the Offer, including Internal Revenue Service Form W-9;

3.	Radius’s solicitation/recommendation statement on Schedule 14D-9;

4.

a printed form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of a nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

6.	return envelope addressed by mail to: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, MA 02021.

The Offer is conditioned on, among other things, (i) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) the number of Shares validly tendered, and not validly withdrawn, is at least one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer; (ii) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), any waiting period (and any extensions thereof) and any approvals or clearances applicable to the consummation of the transactions contemplated by the Merger Agreement in accordance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976 have expired or been terminated or obtained, as applicable; and (iii) none of the following events shall have occurred and be continuing: (a) there is pending any suit, action or proceeding by a governmental body seeking to prohibit or otherwise prevent the consummation of the transactions contemplated by the Merger Agreement (as described in more detail in Section 11—“The Transaction Agreements—The Merger Agreement—Representations and Warranties”); (b) there is any statute, rule, regulation, judgment, order or injunction enforced, by or on behalf of a governmental body, to the Offer, the Merger (as defined below) or any other transaction contemplated by the Merger Agreement, or any other action will be taken by any governmental body, that is reasonably expected to result, directly or indirectly, in any of the consequences referenced in clause (a; (c) subject to certain qualifications, the inaccuracy of representations and warranties of Radius under the Merger Agreement, (d) the non-performance and non-compliance in any material respects by Radius of its obligations under the Merger Agreement; (e) the occurrence of a Company Material Adverse Effect (as defined in the Merger Agreement); (f) the failure of the delivery by the Radius to Parent of a certificate signed by an authorized officer of the Radius certifying as to the satisfaction of certain closing conditions by Radius; and (g) the Merger Agreement having been terminated in accordance with its terms. Consummation of the Merger is subject to certain conditions, including: (i) no order, injunction or decree issued by any court or other governmental body, and no statute, rule, regulation, order, injunction, or decree will have been enacted, entered, promulgated, or enforced (and continue to be in effect) by any governmental body that prohibits, enjoins, restricts, prevents or makes illegal the consummation of the transactions contemplated by the Merger Agreement; and (ii) Purchaser has irrevocably accepted for purchase the Shares validly tendered (and not validly withdrawn) pursuant to the Offer. See Section 15—”Conditions to the Offer” of the Offer to Purchase. Neither the consummation of the Offer nor the Merger is subject to any financing condition.

After careful consideration, the board of directors of Radius, among other things, has unanimously (a) determined that it is in the best interests of Radius and its stockholders, and declared it fair and advisable, for Radius to enter into the Merger Agreement, (b) approved the execution and delivery by Radius of the Merger Agreement, the performance by Radius of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein and (c) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the stockholders of Radius accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into Radius (the “Merger”) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”) without a vote of the holders of the Shares, with Radius continuing as the surviving corporation of the Merger and thereby becoming a wholly owned subsidiary of Parent. At the closing of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (a) Shares owned by Parent, Purchaser, Radius, or by any of their direct or indirect wholly owned subsidiaries, immediately prior to the effective time of the Merger, (b) Shares irrevocably accepted for purchase pursuant to the Offer or (c) Shares owned by any stockholders who have properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL will be automatically converted into the right to receive the Offer Price, without interest and less any required withholding taxes. As a result of the Merger, Radius will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of the Shares in the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares (“Share Certificates”) or timely confirmation of a book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

In order to tender Shares pursuant to the Offer, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees, (or, in the case of book-entry transfer, an Agent’s Message if submitted in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal, should be sent to and timely received by the Depositary, and either Share Certificates or a timely Book-Entry Confirmation should be delivered, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

Neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person (other than to Innisfree M&A Incorporated in its capacity as Information Agent and Computershare Trust Company, N.A. in its capacity as the Depositary, as described in the Offer to Purchase) for making solicitations or recommendations in connection with the Offer. You will be reimbursed by Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.

Questions and requests for additional copies of the enclosed materials may be directed to the Information Agent or the undersigned at the address and telephone numbers set forth on the back cover of the enclosed Offer to Purchase.

Very truly yours,

Innisfree M&A Incorporated

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF PURCHASER, PARENT, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

4